Filed by: National Penn Bancshares, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Securities Act File No.: 333-101689
                                        Subject Company: FirstService Bank



The following slides concerning 2002 fourth quarter and year-end earnings of National Penn Bancshares, Inc. were referenced in a live broadcast over the Internet beginning at 4:00 p.m. on Tuesday, January 21, 2003.


                                    Welcome

                     [LOGO] National Penn Bancshares, Inc.

                        4th Quarter 2002 Conference Call

This presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.

January 21, 2003

                                    Overview

                  *      Assets   $ 2.86 Billion
 [GRAPHIC
                  *      Deposits $ 2.11 Billion
  OMITTED]
                  *      Loans    $ 1.89 Billion

                  *      Equity   $ 222.4 Million


January 21, 2003                National Penn Bancshares, Inc.               2

                              Financial Highlights

                                     4Q2002

                    12/31/2002      12/31/2001*
Net Income        $ 9,220,000       $ 8,602,000      +   7.2%
Diluted EPS       $ 0.44            $ 0.40           + 10.0%
Cash Dividends    $ 0.22            $ 0.20           + 10.0%


        *Restated to include a 5% stock dividend issued December 27, 2002


January 21, 2003                National Penn Bancshares, Inc.               3

                              Financial Highlights
                                  Year-to-Date
                               December 31, 2002


                    12/31/2002       12/31/2001*
Net Income        $ 36,234,000      $ 32,734,000     + 10.7%
Diluted EPS       $ 1.72            $ 1.54           + 11.7%
Cash Dividends    $ 0.85            $ 0.79           +  7.6%
ROE               17.4%             16.8%
ROA               1.30%             1.25%


       *Restated to include a 5% stock dividend issued December 27, 2002

January 21, 2003                National Penn Bancshares, Inc.               4

The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

         National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus included in the registration statement on Form S-4 which National Penn filed with the SEC in connection with the proposed merger of FirstService into National Penn Bank. This proxy statement/prospectus contains important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It is also available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

           A. Lee Roberts                Sandra L. Spayd
           Secretary                     Secretary
           FirstService Bank             National Penn Bancshares, Inc.
           152 N. Main Street            Philadelphia and Reading Avenues
           Doylestown, PA 18901          Boyertown, PA 19512
           Phone:  (215) 230-6398        Phone:  (610) 369-6202

         In addition to the registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.